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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
Peru Copper Inc. (Name of Issuer)
Common Shares, without par value (Title of Class of Securities)
715455101 (CUSIP Number)
Kevin Tai Executive Vice President, Overseas Department Aluminum Corporation of China No. 62, North Xizhimen Street Beijing, China 1000082 86-10-82298587
Copies to:

Daniel M. Miller
Dorsey & Whitney LLP
Suite 1605 - 777 Dunsmuir Street
Vancouver, B.C., Canada V7Y 1K4
(604) 630-5199
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 11, 2007 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    715455101

1.	Names of Reporting Persons. Aluminum Corporation of China I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization China

Number of Shares		7.	Sole Voting Power 13,200,000
Beneficially
Owned by Each		8.	Shared Voting Power 44,068,809
Reporting
Person With		9.	Sole Dispositive Power 13,200,000

		10.	Shared Dispositive Power 44,068,809

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,268,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 40.9%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No.    23077R100

1.	Names of Reporting Persons. Chinalco Canada B.C. Holdings Ltd. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Columbia

Number of Shares		7.	Sole Voting Power 13,200,000
Beneficially
Owned by Each		8.	Shared Voting Power 44,068,809
Reporting
Person With		9.	Sole Dispositive Power 13,200,000

		10.	Shared Dispositive Power 44,068,809

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,268,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 40.9%

14.	Type of Reporting Person (See Instructions) CO

Item 1.    Security and Issuer

        This Schedule 13D relates to the common shares, no par value (the "Peru Copper Shares"), of Peru Copper Inc., a corporation incorporated under the laws of Canada ("Peru Copper"). The principal executive offices of Peru Copper are located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6.

Item 2.    Identity and Background

        This Statement is being jointly filed by Aluminum Corporation of China ("Chinalco") and Chinalco Canada B.C. Holdings Ltd. ("Bidco") (each of Chinalco and Bidco, a "Reporting Person" and together the "Reporting Persons"). Set forth below is certain information with respect to each Reporting Person.

Aluminum Corporation of China

        Chinalco is a corporation incorporated under the laws of the People's Republic of China and is a diversified metals and mining company based in Beijing, China. Chinalco is focused on the Chinese and international aluminum markets but also engages in resource exploration and downstream operations in the fields of copper, rare metals and other non-ferrous metals. Chinalco's principal place of business and principal office is located at No. 62, North Xizhimen Street, Beijing, China 100082.

        To the best of Chinalco's knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Chinalco:

(1)
name;

(2)
business address;

(3)
present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)
citizenship.

        During the last five years, neither Chinalco nor, to the best of Chinalco's knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Chinalco Canada B.C. Holdings Ltd.

        Bidco, a corporation incorporated under the laws of British Columbia, is a wholly-owned subsidiary of Chinalco and has not conducted any business other than in respect of a tender offer for all outstanding common shares of Peru Copper, dated June 25, 2007, and the subscription for 13,200,000 Peru Copper Shares acquired from Peru Copper Shares on a private placement basis on June 19, 2007. Bidco's principal place of business and principal office is located at No. 62, North Xizhimen Street, Beijing, China 100082.

        To the best of Bidco's knowledge, as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Bidco:

(1)
name;

(2)
business address;

(3)
present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)
citizenship.

        During the last five years, neither Bidco nor, to the best of Bidco's knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        On June 11, 2007, the Reporting Persons and Peru Copper entered into a support agreement (the "Support Agreement") pursuant to which, among other things, the Reporting Persons agreed to make a cash tender offer to acquire all outstanding Peru Copper Shares (the "Offer") for Cdn$6.60 in cash per Peru Copper Share. Subsequent to the execution of the Support Agreement, Chinalco provided a notice of joinder to Peru Copper pursuant to which Bidco became entitled to and assumed all of the rights and obligations under the Support Agreement as the "Offeror" thereunder. On June 21, 2007, the Support Agreement was amended to provide for the mailing out of the Offer documents on June 25, 2007 instead of June 22, 2007, and certain related changes. Concurrent with the execution of the Support Agreement, Chinalco entered into lock-up agreements (the "Lock-Up Agreements") with the members of the Peru Copper Board of Directors, being David Lowell, Catherine McLeod-Seltzer, David DeWitt, George Ireland, Gerald Wolfe, John Fairchild, Carl Renzoni, Thomas O'Neil, and Miguel Grau, and certain other shareholders of Peru Copper, being Sunbeam Opportunities Limited, Companìa Holdings, Inc., Tangent International Limited, Geologic Resource Fund LP, Geologic Resource Fund Ltd., Fisherking Holdings Ltd., Preble Family Trust, Bernie De Groot, Kelly De Groot, Chris De Groot, Marcel De Groot, Eric Peitz, Thomas White, Armando Arrieta, Paul Stein, Patrick DeWitt and Ranchu Copper Investments Limited (each a "Locked-Up Shareholder" and together, the "Locked-Up Shareholders"). The information set forth and/or incorporated by reference in Item 6 is hereby incorporated by reference into this Item 3.

        The Reporting Persons estimate that, if Bidco acquires all of the Peru Copper Shares (on a fully-diluted basis) pursuant to the Offer, the total cash amount required to purchase such shares and to cover estimated fees and expenses, estimated to be approximately Cdn$7 million in the aggregate, will be approximately Cdn$847 million.

        Chinalco has agreed to fund or arrange for the funding of Bidco in an amount sufficient to pay for the acquisition of all of the Peru Copper Shares sought under the Offer. Chinalco has adequate arrangements in place to provide for the funding of Bidco through a number of sources (or any combination thereof), including but not limited to Chinalco's available cash and bank borrowing. In this regard, Chinalco has available to it a loan facility (the "Loan Facility") received from Exim China Bank, which provides for potential funding by way of bank loans of up to US$1 billion. The Loan Facility, if drawn, will be subject to terms customary for such loan transactions at an interest rate to be settled between Chinalco and the bank at the time when the definitive loan agreement is entered into, but in any event not exceeding LIBOR plus 2% per year, with a right of the borrower to repay part or all of the borrowings at any time without penalty. The Loan Facility, which is subject to the completion of a definitive agreement, may be drawn upon at any time prior to its expiry on December 21, 2007. References to, and descriptions of, the Loan Facility as set forth above in this Item 3 are qualified in their entirety by reference to the copy of the Loan Facility included as Exhibit 9 to this Schedule 13D, and which is incorporated herein in its entirety by this reference.

        Pursuant to the Support Agreement, on June 19, 2007, Bidco purchased 13,200,000 Peru Copper Shares from Peru Copper on a private placement basis, at a price of U.S.$4.99 per Peru Copper Share. Such Peru Copper Shares were purchased with Chinalco's cash on hand.

        References to, and descriptions of, the Support Agreement and the Lock-Up Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Support Agreement, as amended, and the Lock-Up Agreements included as Exhibits 2 and 3, and Exhibits 4 through 8 to this Schedule 13D, respectively, and which are incorporated herein in their entirety by this reference.

Item 4.    Purpose of Transaction

        The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

        The purpose of entering into the Support Agreement and the Lock-Up Agreements, and the purpose of the Offer, is to enable the Reporting Persons to acquire control of, and ultimately the entire equity interest in, Peru Copper. The Offer is conditional upon, among other things, there being validly deposited to the Offer and not withdrawn at the expiry time of the Offer such number of Peru Copper Shares which constitutes at least 66 2/3% of the Peru Copper Shares outstanding, calculated on a fully-diluted basis, excluding those Peru Copper Shares held directly or indirectly by Bidco or its affiliates. Subject to applicable law, Bidco reserves the right to withdraw the Offer and to not take up and pay for any Peru Copper Shares deposited in the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by Bidco at or prior to the expiry time of the Offer. If the conditions of the Offer are satisfied or waived and Bidco takes up and pays for the Peru Copper Shares validly deposited under the Offer, Bidco intends to acquire any Peru Copper Shares not deposited under the Offer through a compulsory acquisition under Section 206 of the Canadian Business Corporations Act (the "CBCA"), if available, or to propose a subsequent acquisition transaction, in each case for cash consideration per Peru Copper Share equal in value to the consideration paid by Bidco per Peru Copper Share under the Offer. The timing and details of any such transaction will depend upon a number of factors, including the number of Peru Copper Shares acquired pursuant to the Offer.

        Peru Copper has agreed that immediately following the acquisition pursuant to the Offer by Bidco of at least a majority of the outstanding Peru Copper Shares, and from time to time thereafter, Peru Copper will cooperate with Bidco and upon request will use its reasonable efforts, subject to the provisions of the CBCA, to secure the resignations of such number of Peru Copper directors as may be required to enable Bidco to designate such number of directors as is proportional to the percentage of outstanding Peru Copper Shares owned by Bidco.

        Peru Copper has also agreed that, during the period from the date of the Support Agreement until the Support Agreement is terminated by its terms, unless Bidco shall otherwise agree in writing, and except as otherwise expressly permitted or specifically contemplated by the Support Agreement: (a) it will conduct its business in the ordinary course and consistent with past practice and in compliance with applicable laws; (b) it will not do or permit to occur actions relating to: (i) the amendment of its governing documents; (ii) the declaration, payment or setting aside of any dividend or other distribution of any kind in respect of its securities; (iii) the issuance, sale or pledge of its securities other than Peru Copper Shares issuable upon the exercise or settlement of options outstanding on the date of the Support Agreement and Peru Copper Shares issued pursuant to the private placement of Peru Copper Shares acquired by Bidco; (iv) the redemption or acquisition of any Peru Copper Shares or other securities; (v) the split, combination or reclassification of the Peru Copper Shares; (vi) a liquidation, dissolution, merger, consolidation or reorganization; (vii) the reduction of its stated capital; (viii) the adoption of a rights plan or take-over bid defence tactics; (ix) a reorganization, amalgamation or merger with another person; (x) the sale, pledge, lease, disposition or encumbrance of assets over a certain value outside of the ordinary course; (xi) the acquisition of certain properties, and certain property transfers to another person or division; (xii) the exercise of the option under the transfer option agreement in respect of the Toromocho project before the expiry of the 36th day after the commencement of the Offer and at any time after Bidco has announced the waiver or satisfaction of all conditions to the Offer, (xiii) incurring of debt or liabilities or the making of loans or advances outside the ordinary course of business; (xiv) incurring of capital expenditures outside the ordinary course of business and over a certain value; (xv) the discharge of material claims, liabilities or obligations outside the ordinary course of business; (xvi) the relinquishment of material rights or material change to material contracts or material permits including mining rights, concessions, claims and related options; (xvii) the entering into of certain contracts; (xviii) the commencement or settlement of certain litigation or claims; (xix) the authorization or proposal to release any contractual rights; (xx) the waiver or transfer of any rights of value or the modification of any existing material license, lease, contract or other document; and (xxi) the authorization or proposal to do any of the foregoing.

        Following the completion of the Offer, Chinalco intends to advance Peru Copper's Toromocho project, which is a porphyry copper, potentially open pittable, mineral deposit situated in the Morococha district in central Peru.

        If permitted by applicable law, subsequent to the completion of the Offer and a compulsory acquisition or any subsequent acquisition transaction, if necessary, Bidco intends to delist the Peru Copper Shares from the Toronto Stock Exchange, American Stock Exchange and Lima Stock Exchange and cause Peru Copper to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer. Bidco also intends to seek to cause Peru Copper to apply for termination of registration of the Peru Copper Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon after the completion of the Offer as the requirements for such termination are met.

        Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any present plans, arrangements or understandings that relate to or would result in:

        (a)    The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c)    A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

        (d)    Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)    Any material change in the present capitalization or dividend policy of the issuer;

        (f)    Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        (g)    Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h)    Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)    A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)    Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

        The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

        As of the date hereof, the Reporting Persons own 13,200,000 Peru Copper Shares (the "Current Shares"). For purposes of Rule 13d-3 under the Exchange Act, however, as a result of entering into the Lock-Up Agreements, the Reporting Persons may be deemed to possess beneficial ownership of an aggregate of 57,268,809 Peru Copper Shares (representing approximately 40.9% of Peru Copper Shares outstanding as of June 22, 2007 on a fully diluted basis). The Reporting Persons and the other persons listed on Schedule I hereto, however, disclaim beneficial ownership of such Peru Copper Shares (other than the Current Shares), and this statement shall not be construed as an admission the Reporting Persons or those listed on Schedule I hereto is the beneficial owner for any purpose of the Peru Copper Shares covered by this 13D disclosure (other than the Current Shares).

        (a)    As of the date hereof, pursuant to the Lock-Up Agreements, the Reporting Persons may beneficially own an aggregate of 57,268,809 Peru Copper Shares (representing approximately 40.9% of Peru Copper Shares outstanding as of June 22, 2005 on a fully diluted basis). The 57,268,809 Peru Copper Shares the Reporting Persons may beneficially own consist of the 13,200,000 Current Shares, 37,226,309 Peru Copper Shares held by the Locked-Up Shareholders, and 6,842,500 Peru Copper Shares issuable upon the exercise of stock options held by the Locked-Up Shareholders.

        Except as set forth in this Schedule 13D, to the best of Chinalco's knowledge as of the date hereof, neither Chinalco nor any of its directors and executive officers named in Schedule I hereto owns any Peru Copper Shares. Except as set forth in this Schedule 13D, to the best of Bidco's knowledge as of the date hereof, neither Bidco nor any of its directors and executive officers named in Schedule I hereto owns any Peru Copper Shares.

        (b)    Prior to June 11, 2007, none of the Reporting Persons owned or was the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Peru Copper Shares. Upon execution of the Support Agreement and the Lock-Up Agreements, the Reporting Persons may be deemed to have acquired "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act) of the Peru Copper Shares, because pursuant to the Support Agreement and the Lock-Up Agreements, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the 57,268,809 Peru Copper Shares (representing approximately 40.9% of Peru Copper Shares outstanding as of June 22, 2007 on a fully diluted basis). As of June 19, 2007, the Reporting Persons had sole voting and investment power over the Current Shares. Upon the consummation of the Offer, the Reporting Persons would have sole voting and investment power over all such other Peru Copper Shares held by the Locked-Up Shareholders.

        (c)    Except for the transactions described herein, to the best of Chinalco's knowledge as of the date hereof, neither Chinalco nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Peru Copper Shares during the past 60 days. Except for the transactions described herein, to the best of Bidco's knowledge as of the date hereof, neither Bidco nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Peru Copper Shares during the past 60 days.

        (d)    Other than the Locked-Up Shareholders identified in Item 3 and in the Lock-Up Agreements included as Exhibits 4 through 8 to this Schedule 13D and incorporated herein by reference, to the best of Chinalco's knowledge as of the date hereof, neither Chinalco nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Peru Copper Shares beneficially owned by Chinalco. To the best of Bidco's knowledge as of the date hereof, neither Bidco nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Peru Copper Shares beneficially owned by Bidco.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

        As described in Item 3, on June 11, 2007, Chinalco entered into the Support Agreement with Peru Copper and the Lock-Up Agreements with the Locked-Up Shareholders. As of June 11, 2007, the Locked-Up Shareholders owned an aggregate of 37,226,309 Peru Copper Shares and held options to purchase an additional 6,842,500 Peru Copper Shares, all of which are subject to the terms and conditions of the Lock-up Agreements (the "Locked-Up Shareholders' Shares"). On a fully diluted basis, as of the date of the Lock-Up Agreements, the Locked-Up Shareholders' Shares represented approximately 34% of the outstanding Peru Copper Shares.

        Pursuant to the Support Agreement, on June 19, 2007, Bidco purchased 13,200,000 Peru Copper Shares from Peru Copper on a private placement basis, at a price of U.S.$4.99 per Peru Copper Share.

        Under the Lock-up Agreements, the Locked-Up Shareholders each agreed to (a) validly tender the Locked-Up Shareholders' Shares in acceptance of the Offer and (b) except as permitted by the Lock-Up Agreements, not withdraw the Locked-Up Shareholders' Shares from the Offer. Each Locked-Up Shareholder has agreed that, except as permitted under the Lock-Up Agreements, it will not, directly or indirectly, solicit, initiate, encourage or engage in discussion regarding any alternative transaction, provided that the Lock-Up Agreement does not prevent any nominee or representative of any Locked-Up Shareholder who is also a director of Peru Copper from engaging in deliberations as a member of Peru Copper's Board of Directors in respect of an unsolicited bona fide alternative transaction under the terms of the Support Agreement. The Lock-Up Agreement with Paul Stein, the Corporate Secretary of Peru Copper, does not include the above non-solicitation covenant.

        In addition, each Locked-Up Shareholder has agreed to give notice of or enter into such agreements as may be necessary to cause the exercise of any options, warrants, rights or other securities held or controlled by the Locked-Up Shareholder that are exercisable or convertible into or exchangeable for Peru Copper Shares, effective immediately prior to the expiry time of the Offer, and to tender such option shares in acceptance of the Offer, provided that such exercise and tendering are conditional upon Bidco's confirmation of its intention to take-up the Peru Copper Shares tendered into the Offer. Bidco has agreed with Peru Copper to permit Peru Copper to amend its option plan and any applicable option agreements to permit the exercise of such options on a cashless basis or to otherwise facilitate the payment or settlement of the exercise price thereunder and the tender of the option shares on a guaranteed delivery basis.

        Mr. George Ireland, a director of Peru Copper, also controls Peru Copper Shares through Geologic Resource Fund Ltd. and Geologic Resource Fund LP (collectively, "Geologic Resource") as a managing member and Chief Executive Officer of these companies. A letter signed on behalf of Geologic Resource acknowledges that it will tender its Peru Copper Shares to the Offer. However, in the event that a third party proposes a transaction to all shareholders of Peru Copper pursuant to which it will acquire all of the Peru Copper Shares and if in the opinion of Geologic Resource, the value of the consideration per Peru Copper Share offered under the competing offer is greater than the value of consideration per Peru Copper Share payable pursuant to the Offer, Geologic Resource reserves the right to tender to the competing offer.

        Mr. Luis Baertl, a founder and former advisor of Peru Copper, beneficially holds Peru Copper Shares through Ranchu Copper Investments Limited ("Ranchu"). In a letter dated June 10, 2007, Ranchu has agreed to tender 3,500,000 Peru Copper Shares to the Offer. However, this obligation terminates if: (A) without Ranchu's consent, Bidco: (i) increases the minimum tender condition in the terms and conditions of the Offer; (ii) decreases the consideration per Peru Copper Share; (iii) changes the form of consideration payable under the Offer (other than to increase the total consideration and/or add additional consideration or consideration alternatives); (iv) decreases the number of Peru Copper Shares in respect of which the Offer is made; or (v) imposes additional conditions to the Offer or otherwise materially varies the Offer (or any terms or conditions thereof) in a manner which is adverse to Ranchu; (B) Ranchu's 3,500,000 Peru Copper Shares are not acquired by Bidco by the date on which the Support Agreement is terminated in accordance with its terms; or (C) Bidco has not (for any reason other than the failure of Ranchu to tender its 3,500,000 Per Copper Shares) taken up and paid for the 3,500,000 Peru Copper Shares tendered under the Offer. In the event a third party proposes a competing offer to all shareholders of Peru Copper pursuant to which it will acquire all of the Peru Copper Shares and which in the opinion of Ranchu, the value of the consideration per Peru Copper Share offered under the competing offer is greater than the value of consideration per Peru Copper Share payable pursuant to the Offer, Ranchu reserves the right to tender to the competing offer.

        References to, and descriptions of, the Support Agreement and the Lock-Up Agreements as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Support Agreement, as amended, and the Lock-Up Agreements included as Exhibits 2 and 3, and Exhibits 4 through 8, respectively, to this Schedule 13D and which are incorporated herein in their entirety by this reference. To the best of Chinalco and Bidco's knowledge, except as described in this Schedule 13D, there are currently no contracts, arrangements, understandings or relationships with the individuals named in Schedule I, and between any such person or any person, with respect to any securities of Peru Copper.

Item 7.    Material to be Filed as Exhibits

Exhibit No.	Exhibit Name
99.1	Joint Filing Agreement, dated June 25, 2007, between Aluminum Corporation of China and Chinalco Canada B.C. Holdings Ltd.
99.2	Support Agreement, dated as of June 10, 2007, between Aluminum Corporation of China and Peru Copper Inc.
99.3	Amendment to the Support Agreement, dated June 21, 2007, among Aluminum Corporation of China, Chinalco Canada B.C. Holdings Ltd. and Peru Copper Inc.
99.4	Form of Lock-Up Agreement.
99.5	Schedule of Signatories to Lock-Up Agreement.
99.6	Lock-Up Agreement, dated as of June 10, 2007 between Aluminum Corporation of China and Paul Stein.
99.7	Lock-Up Agreement, dated as of June 10, 2007 between Aluminum Corporation of China and Ranchu Copper Investments Limited.
99.8	Lock-Up Agreement, dated as of June 10, 2007 between Aluminum Corporation of China and Geologic Resources Partners, LLC.
99.9	Commitment Letter, dated June 21, 2007.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2007
ALUMINUM CORPORATION OF CHINA
	By:	/S/ Xudong Ren Name: Xudong Ren Title: Vice President

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2007
CHINALCO CANADA B.C. HOLDINGS LTD.
	By:	/s/ Yu Tai Name: Yu Tai Title: Director

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Joint Filing Agreement, dated June 25, 2007, between Aluminum Corporation of China and Chinalco Canada B.C. Holdings Ltd.
99.2	Support Agreement, dated as of June 10, 2007, between Aluminum Corporation of China and Peru Copper Inc.
99.3	Amendment to the Support Agreement, dated June 21, 2007, among Aluminum Corporation of China, Chinalco Canada B.C. Holdings Ltd. and Peru Copper Inc.
99.4	Form of Lock-Up Agreement.
99.5	Schedule of Signatories to Lock-Up Agreement.
99.6	Lock-Up Agreement, dated as of June 10, 2007 between Aluminum Corporation of China and Paul Stein.
99.7	Lock-Up Agreement, dated as of June 10, 2007 between Aluminum Corporation of China and Ranchu Copper Investments Limited.
99.8	Lock-Up Agreement, dated as of June 10, 2007 between Aluminum Corporation of China and Geologic Resources Partners, LLC.
99.9	Commitment Letter, dated June 21, 2007.

Schedule I

I.    Directors and Executive Officers of Chinalco Canada B.C. Holdings Ltd. ("Bidco")

        The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is for each member of Bidco's board of directors and each executive officer of Bidco. Each person listed below is a citizen of the People's Republic of China. The business address of each such director or executive officer is No. 62, North Xizhimen Street, Beijing 100082, China. Bidco is indirectly controlled by the Chinese State-owned Assets Supervision and Administration Commission, which is directly under the State Council of the People's Republic of China. See below.

Name	Present Principal Occupation or Employment
Directors
XUDONG REN	Vice-President, Aluminum Corporation of China.
ZHANKUI ZHANG	Deputy Director, Financial Department, Aluminum Corporation of China.
YUANJIAN MAO	Director, Human Resources Department, Aluminum Corporation of China.
WENFU WANG	Director and President of Chalco HK Ltd.
ZHENGANG ZHAO	Deputy Director of Overseas Development Department of Aluminum Corporation of China.
YU TAI	Executive VP, Overseas Department, Aluminum Corporation of China.
Executive Officers
XUDONG REN	President and Chairman — See above under "Directors"
WENFU WANG	Chief Executive Officer — See above under "Directors"
ZHANKUI ZHANG	Chief Financial Officer — See above under "Directors"

II.    Directors and Executive Officers of Aluminum Corporation of China ("Chinalco")

        The following table sets forth the name, present principal occupation or employment and the name and principal business of the corporation or organization in which the employment is conducted for each member of Chinalco's Board of Executive Officers (Chinalco does not have a board of directors). Unless otherwise indicated, each person listed below is a citizen of the People's Republic of China. The business address of each such director or executive officer is c/o Chinalco, No. 62, North Xizhimen Street, Beijing 100082, China. Bidco is indirectly controlled by the Chinese State-owned Assets Supervision and Administration Commission, which is directly under the State Council of the People's Republic of China. See below.

Name	Present Principal Occupation or Employment
Directors
Not Applicable.
Chinalco is a State-owned enterprise and its' only shareholder is the Chinese State-owned Assets Supervision and Administration Commission, which is directly under the State Council of the People's Republic of China.
Executive Officers
YAQING XIAO
President of Aluminum Corporation of China, Director, Management Committee, China Aluminum Group; Chairman & CEO, Aluminum Corporation of China Ltd. (Chalco); General Manager, Aluminum Corporation of China.
YOUQING LU	Vice President, Finance, of Aluminum Corporation of China, Deputy General Manager, Aluminum Corporation of China.
HONG AO	Vice President of Aluminum Corporation of China, Chairman of the Board of Supervisors, Aluminum Corporation of China Ltd. (Chalco); Deputy General Manager, Aluminum Corporation of China.
CAIMING LIU	Vice President of Aluminum Corporation of China; Deputy General Manager, Aluminum Corporation of China.
CHENGZHONG ZHANG	Vice President of Aluminum Corporation of China, Deputy General Manager, Aluminum Corporation of China; Vice Chairman, Guangxi Huayin Aluminum Co., Ltd.
XUDONG REN	Vice President of Aluminum Corporation of China.

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